UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2015

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On January 7, 2015, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2014. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2015 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2015 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 9, 2015

EXFO Reports First-Quarter Results for Fiscal 2015

■	Sales reach US$56.7 million, up year-over-year from US$56.0 million
■	Gross margin amounts to 62.6% of sales, up year-over-year from 62.2%
■	Adjusted EBITDA totals US$3.2 million, up year-over-year from US$2.3 million

QUEBEC CITY, CANADA, January 7, 2015 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2014.

Sales reached US$56.7 million in the first quarter of fiscal 2015 compared to US$56.0 million in the first quarter of 2014 and US$59.7 million in the fourth quarter of 2014.

Bookings attained US$54.2 million in the first quarter of fiscal 2015 compared to US$57.9 million in the same period last year and US$57.3 million in the fourth quarter of 2014. The company’s book-to-bill ratio was 0.96 in the first quarter of 2015.

Gross margin before depreciation and amortization* amounted to 62.6% of sales in the first quarter of fiscal 2015 compared to 62.2% in the first quarter of 2014 and 63.0% in the fourth quarter of 2014.

IFRS net earnings in the first quarter of fiscal 2015 totaled US$1.5 million, or US$0.02 per diluted share, compared to a net loss of US$0.7 million, or US$0.01 per share, in the same period last year and net earnings of US$1.2 million, or US$0.02 per diluted share, in the fourth quarter of 2014. IFRS net earnings in the first quarter of 2015 included US$1.0 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$2.0 million.

Adjusted EBITDA** totaled US$3.2 million, or 5.6% of sales, in the first quarter of fiscal 2015 compared to US$2.3 million, or 4.1% of sales, in the first quarter of 2014 and US$5.8 million, or 9.6% of sales, in the fourth quarter of 2014.

“Although market demand remained muted, we recorded year-over-year increases in sales, gross margin and earnings in the first quarter of fiscal 2015,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “The telecom industry continued morphing from hardware-centric to SDN and NFV architectures (virtualized networks) and from fixed to mobile networking, while industry consolidation is ongoing in the background. I expect these elements to gradually turn into positive drivers for EXFO as fiscal 2015 unfolds, given our strong solutions offering.”

“At EXFO, we have progressed against our strategic agenda, evolving into a solutions supplier and strengthening our market position and pipeline, especially in the wireless sector and in end-to-end visibility and customer experience assurance solutions,” Mr. Lamonde added. “Considering recent wins at tier-1 network operators, growing business opportunities for our productivity-enhancing, end-to-end solutions and tight internal cost controls, I am pleased with their impact on earnings growth in the first quarter and remain confident EXFO will significantly increase its profitability in fiscal 2015.”

Selected Financial Information
(In thousands of US dollars)

	Q1 2015	Q4 2014	Q1 2014

Sales	$56,724	$59,742	$56,003

Gross margin*	$35,487	$37,633	$34,818
	62.6%	63.0%	62.2%

Other selected information:
IFRS net earnings (loss)	$1,481	$1,204	$(747)
Amortization of intangible assets	$1,098	$1,117	$1,182
Stock-based compensation costs	$400	$424	$463
Net income tax effect of the above items	$(58)	$(62)	$(67)
Foreign exchange gain (loss)	$1,975	$(334)	$802
Adjusted EBITDA**	$3,197	$5,756	$2,292

Operating Expenses
Selling and administrative expenses totaled US$21.0 million, or 37.1% of sales in the first quarter of fiscal 2015 compared to US$21.7 million, or 38.8% of sales, in the same period last year and US$21.5 million, or 35.9% of sales, in the fourth quarter of 2014.

Gross research and development expenses amounted to US$13.3 million, or 23.5% of sales, in the first quarter of fiscal 2015 compared to US$13.3 million, or 23.8% of sales, in the first quarter of 2014 and US$12.5 million, or 20.8% of sales, in the fourth quarter of 2014.

Net R&D expenses totaled US$11.7 million, or 20.6% of sales, in the first quarter of fiscal 2015 compared to US$11.3 million, or 20.1% of sales, in the same period last year and US$10.8 million, or 18.2% of sales, in the fourth quarter of 2014.

First-Quarter Highlights
•
Sales. During the first quarter, EXFO booked a new system order with a tier-1 wireless operator for an initial deployment that should lead to significant revenue over time. EXFO’s sales increased year-over-year in Europe, Middle East and Africa (EMEA) and to a lesser extent in Asia-Pacific in the first quarter of 2015 but decreased in the Americas. Geographical split was at 48% from the Americas, 32% from EMEA, and 20% from Asia-Pacific with top customer accounting for 4.1% of sales while the top three represented 11.1%.

•
Profitability. EXFO generated adjusted EBITDA of US$3.2 million, or 5.6% of sales, in the first quarter of 2015. The company also delivered US$1.9 million in cash flows from operating activities. EXFO had a cash position of US$57.6 million and no debt as at November 30, 2014.

•
Innovation.  EXFO launched three new products in the first quarter, including a new version of its TravelHawk Pro, a live 4G/LTE troubleshooting tool now capturing up to 30 Gbit/s of data for deep analysis; CPRI (common public radio interface) test capabilities for the FTB-700G and FTB-800 NetBlazer series that are  critical for fiber-to-the-antenna (FTTA) network deployments; and expanded testing functionalities for the Packet Blazer product family, allowing carrier labs and network equipment manufacturers to fully qualify and test 100G network elements.

Business Outlook
EXFO forecasts sales between US$52.0 million and US$57.0 million for the second quarter of fiscal 2015, while IFRS net results are expected to range between a net loss of US$0.03 per share and net earnings of US$0.01 per share. IFRS net loss/earnings include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2015. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6700. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 11:59 p.m. on January 14, 2015. The replay number is 1-402-977-9141 and the reservation number is 21753961. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. Key technologies supported include 3G, 4G/LTE, VoLTE, IMS, video, Ethernet/IP, SNMP, OTN, FTTx, xDSL and various optical technologies accounting for more than 38% of the global portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS MEASURES

EXFO provides non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Q1 2015	Q4 2014	Q1 2014

IFRS net earnings (loss) for the period	$1,481	$1,204	$(747)

Add (deduct):

Depreciation of property, plant and equipment	1,245	1,258	1,275
Amortization of intangible assets	1,098	1,117	1,182
Interest income	(217)	(30)	(27)
Income taxes	1,165	1,449	948
Stock-based compensation costs	400	424	463
Foreign exchange (gain) loss	(1,975)	334	(802)
Adjusted EBITDA for the period	$3,197	$5,756	$2,292

Adjusted EBITDA in percentage of sales	5.6%	9.6%	4.1%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2014	As at August 31, 2014
Assets

Current assets
Cash	$52,221	$54,121
Short-term investments	5,389	5,726
Accounts receivable
Trade	48,074	46,031
Other	2,610	2,001
Income taxes and tax credits recoverable	4,363	3,796
Inventories	34,551	35,232
Prepaid expenses	2,502	2,281
	149,710	149,188

Tax credits recoverable	38,982	41,745
Property, plant and equipment	40,007	42,780
Intangible assets	6,078	7,293
Goodwill	25,140	26,488
Deferred income taxes	10,273	9,816
Other assets	548	721

	$270,738	$278,031
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$35,672	$29,553
Provisions	508	532
Income taxes payable	727	840
Deferred revenue	7,728	8,990
	44,635	39,915

Deferred revenue	2,952	3,319
Deferred income taxes	2,733	3,087
Other liabilities	711	340
	51,031	46,661

Shareholders’ equity
Share capital (note 4)	111,015	111,491
Contributed surplus	16,540	16,503
Retained earnings	115,116	113,635
Accumulated other comprehensive loss	(22,964)	(10,259)

	219,707	231,370

	$270,738	$278,031

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2014	2013

Sales	$56,724	$56,003

Cost of sales (1) (note 5)	21,237	21,185
Selling and administrative (note 5)	21,032	21,708
Net research and development (note 5)	11,658	11,281
Depreciation of property, plant and equipment (note 5)	1,245	1,275
Amortization of intangible assets (note 5)	1,098	1,182
Interest income	(217)	(27)
Foreign exchange gain	(1,975)	(802)

Earnings before income taxes	2,646	201

Income taxes (note 6)	1,165	948

Net earnings (loss) for the period	$1,481	$(747)

Basic and diluted net earnings (loss) per share	$0.02	$(0.01)

Basic weighted average number of shares outstanding (000’s)	60,335	60,217

Diluted weighted average number of shares outstanding (000’s) (note 7)	60,980	60,217

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,
	2014	2013

Net earnings (loss) for the period	$1,481	$(747)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(11,735)	(1,948)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	(1,505)	(240)
Reclassification of realized losses on forward exchange contracts in net loss	162	174
Deferred income tax effect of losses on forward exchange contracts	373	18
Other comprehensive loss	(12,705)	(1,996)

Comprehensive loss for the period	$(11,224)	$(2,743)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Three months ended November 30, 2013
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 4)	106	–	–	–	106
Reclassification of stock-based compensation costs (note 4)	1,435	(1,435)	–	–	–
Stock-based compensation costs	–	417	–	–	417
Net loss for the period	–	–	(747)	–	(747)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(1,948)	(1,948)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $18	–	–	–	(48)	(48)

Total comprehensive loss for the period	–	–	(747)	(1,996)	(2,743)

Balance as at November 30, 2013	$111,378	$16,168	$112,105	$(5,419)	$234,232

	Three months ended November 30, 2014
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 4)	(919)	66	–	–	(853)
Reclassification of stock-based compensation costs (note 4)	443	(443)	–	–	–
Stock-based compensation costs	–	414	–	–	414
Net earnings for the period	–	–	1,481	–	1,481
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(11,735)	(11,735)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $373	–	–	–	(970)	(970)

Total comprehensive loss for the period	–	–	1,481	(12,705)	(11,224)

Balance as at November 30, 2014	$111,015	$16,540	$115,116	$(22,964)	$219,707

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2014	2013

Cash flows from operating activities
Net earnings (loss) for the period	$1,481	$(747)
Add (deduct) items not affecting cash
Stock-based compensation costs	400	463
Depreciation and amortization	2,343	2,457
Deferred revenue	(1,027)	(1,752)
Deferred income taxes	(332)	625
Changes in foreign exchange gain/loss	(1,028)	(108)
	1,837	938

Changes in non-cash operating items
Accounts receivable	(5,036)	(1,657)
Income taxes and tax credits	(212)	743
Inventories	(1,181)	(2,312)
Prepaid expenses	(336)	171
Other assets	1	6
Accounts payable, accrued liabilities and provisions	6,836	5,485
Other liabilities	(19)	(26)
	1,890	3,348
Cash flows from investing activities
Additions to short-term investments	(13,691)	(9,781)
Proceeds from disposal and maturity of short-term investments	13,766	9,772
Additions to capital assets	(754)	(701)
	(679)	(710)
Cash flows from financing activities
Exercise of stock options	–	106
Redemption of share capital	(853)	–
	(853)	106

Effect of foreign exchange rate changes on cash	(2,258)	(365)

Change in cash	(1,900)	2,379
Cash – Beginning of the period	54,121	45,386
Cash – End of the period	$52,221	$47,765

Supplementary information
Income taxes paid	$367	$642

As at November 30, 2013 and 2014, additions to capital assets amounted to $1,484 and $1,045 respectively, and unpaid purchases of capital assets amounted to $1,014 and $492 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test, service assurance and quality of experience solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company’s core-to-edge solutions assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 7, 2015.

2  Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3  Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at November 30, 2014		As at August 31, 2014
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$5,389	$–	$5,726	$–
Forward exchange contracts	$–	$48	$–	$193

Financial Liabilities
Forward exchange contracts	$–	$2,058	$–	$690

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2014, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2014 to August 2015	$18,300	1.0748
September 2015 to August 2016	16,200	1.1001
September 2016 to August 2017	5,400	1.1160
September 2017	200	1.1306
Total	$40,100	1.0908

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

December 2014 to August 2015	$3,600	63.49

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 as at August 31, 2014, and $2,010,000 as at November 30, 2014.

As at November 30, 2014, forward exchange contracts in the amount of $48,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $1,531,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts of $527,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $305,000 included in accounts payable and accrued liabilities are recorded in the statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the statement of earnings.

Based on the portfolio of forward exchange contracts as at November 30, 2014, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,178,000.

During the three months ended November 30, 2013 and 2014, the company recognized within its sales foreign exchange losses on forward exchange contracts of $84,000 and $292,000 respectively.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2013 and 2014.

	Three months ended November 30, 2013
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837
Exercise of stock options	−	−	25,800	106	106
Redemption of restricted share units	−	−	315,583	−	−
Redemption of deferred share units	−	−	38,010	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	1,435	1,435

Balance as at November 30, 2013	31,643,000	$1	28,781,183	$111,377	$111,378

	Three months ended November 30, 2014
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491
Redemption of restricted share units	−	−	115,669	−	−
Redemption of share capital	−	−	(236,486)	(919)	(919)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	443	443

Balance as at November 30, 2014	31,643,000	$1	28,582,933	$111,014	$111,015

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,
	2014	2013

Gross research and development expenses	$13,309	$13,309
Research and development tax credits and grants	(1,651)	(2,028)

Net research and development expenses for the period	$11,658	$11,281

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down is as follows:

	Three months ended November 30,
	2014	2013

Inventory write-down for the period	$933	$1,187

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2014	2013

Cost of sales
Depreciation of property, plant and equipment	$395	$384
Amortization of intangible assets	671	565
	1,066	949

Selling and administrative expenses
Depreciation of property, plant and equipment	142	247
Amortization of intangible assets	364	395
	506	642

Net research and development expenses
Depreciation of property, plant and equipment	708	644
Amortization of intangible assets	63	222
	771	866
	$2,343	$2,457

Depreciation of property, plant and equipment	$1,245	$1,275
Amortization of intangible assets	1,098	1,182
	$2,343	$2,457

Employee compensation comprises the following:

	Three months ended November 30,
	2014	2013

Salaries and benefits	$30,210	$30,020
Stock-based compensation costs	400	463
Total employee compensation for the period	$30,610	$30,483

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2014	2013

Cost of sales	$45	$55
Selling and administrative expenses	263	333
Net research and development expenses	92	75
Total stock-based compensation for the period	$400	$463

6  Income Taxes

For the three months ended November 30, 2013 and 2014, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2014	2013

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$714	$54

Increase (decrease) due to:
Foreign income taxed at different rates	(5)	(86)
Non-taxable (income)/loss	831	(422)
Non-deductible expenses	202	226
Foreign exchange effect of translation of foreign subsidiaries	(993)	246
Utilization of previously unrecognized deferred income tax assets	–	(15)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	604	987
Other	(188)	(42)

Income tax provision for the period	$1,165	$948

The income tax provision consists of the following:

	Three months ended November 30,
	2014	2013

Current	$1,497	$323
Deferred	(332)	625

	$1,165	$948

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2014	2013

Basic weighted average number of shares outstanding (000’s)	60,335	60,217
Plus dilutive effect of (000’s):
Restricted share units	527	673
Deferred share units	118	114
Stock options	–	32

Diluted weighted average number of shares outstanding (000’s)	60,980	61,036

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	109	–

For the three months ended November 30, 2013, the diluted amount per share was the same as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

8  Subsequent Event

On January 7, 2015, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders might tender all or a portion of their shares (i) at a price not less than CA$4.20 per share and not more than CA$4.60 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares would be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on February 13, 2015.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptance delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 7, 2015.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched three new products in the first quarter of fiscal 2015, including a new version of its TravelHawk Pro, a live 4G/LTE troubleshooting tool now capturing up to 30 Gbit/s of data for deep analysis; CPRI (common public radio interface) test capabilities for the FTB-700G and FTB-800 NetBlazer series that are  critical for fiber-to-the-antenna (FTTA) network deployments; and expanded testing functionalities for the Packet Blazer product family, allowing carrier labs and network equipment manufacturers to fully qualify and test 100G network elements.

We reported sales of $56.7 million in the first quarter of fiscal 2015, which represents an increase of 1.3% compared to $56.0 million for the same period last year. Bookings decreased 6.3% to $54.2 million in the first quarter of fiscal 2015, for a book-to-bill ratio of 0.96, from $57.9 million for the same period last year.

Net earnings amounted to $1.5 million, or $0.02 per diluted share, in the first quarter of fiscal 2015, compared to a net loss of $747,000, or $0.01 per share, for the same period last year. Net earnings for the first quarter of fiscal 2015 included $1.0 million in after-tax amortization of intangible assets, $400,000 in stock-based compensation costs and a foreign exchange gain of $2.0 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain) reached $3.2 million, or 5.6% of sales, in the first quarter of fiscal 2015, compared to $2.3 million, or 4.1% of sales for the same period last year. See page 28 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On January 7, 2015, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders might tender all or a portion of their shares (i) at a price not less than CA$4.20 per share and not more than CA$4.60 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares would be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on February 13, 2015.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended November 30,		Three months ended November 30,

	2014	2013	2014	2013

Sales	$56,724	$56,003	100.0%	100.0%

Cost of sales (1)	21,237	21,185	37.4	37.8
Selling and administrative	21,032	21,708	37.1	38.8
Net research and development	11,658	11,281	20.6	20.1
Depreciation of property, plant and equipment	1,245	1,275	2.2	2.2
Amortization of intangible assets	1,098	1,182	1.9	2.1
Interest income	(217)	(27)	(0.4)	−
Foreign exchange gain	(1,975)	(802)	(3.5)	(1.4)
Earnings before income taxes	2,646	201	4.7	0.4
Income taxes	1,165	948	2.1	1.7
Net earnings (loss) for the period	$1,481	$(747)	2.6%	(1.3)%

Basic and diluted net earnings (loss) per share	$0.02	$(0.01)

Other selected information:

Gross margin before depreciation and amortization (2)	$35,487	$34,818	62.6%	62.2%

Research and development:
Gross research and development	$13,309	$13,309	23.5%	23.8%
Net research and development	$11,658	$11,281	20.6%	20.1%

Adjusted EBITDA (2)	$3,197	$2,292	5.6%	4.1%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 28 for non-IFRS measures.

SALES AND BOOKINGS

For the three months ended November 30, 2014, our sales slightly increased 1.3% to $56.7 million, compared to $56.0 million for the same period last year, and our bookings decreased 6.3% to $54.2 million, compared to $57.9 million for the same period last year, for a book-to-bill ratio of 0.96.

In the first quarter of fiscal 2015, despite a headwind from a stronger US dollar versus other currencies compared to 2014, which had a negative impact on our sales and bookings expressed in US dollars, our sales increased year-over-year as we benefited from a stronger backlog at the end of fiscal 2014 compared to 2013. More precisely, in the first quarter of fiscal 2015, the year-over-year increase in sales came mainly from the Europe, Middle East and Africa (EMEA) region and to a lesser extent from the Asia-Pacific region as sales to the Americas, especially in United States, decreased year-over-year due in part to orders delays.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products; this mainly explains the year-over-year decrease in total bookings in the first quarter of fiscal 2015 as we reported the highest bookings level in two years for our Physical-layer products during the quarter.

Moreover, in the first quarter of fiscal 2015, we faced increased competition and pricing pressure compared to the same period last year, which negatively affected our sales and bookings year-over-year.

Geographic distribution

In the first quarter of fiscal 2015, sales to the Americas, EMEA and Asia-Pacific accounted for 48%, 32% and 20% of sales respectively, compared to 51%, 29% and 20% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2014 and 2015, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.5% and 11.1% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 28 of this document)

Gross margin before depreciation and amortization (gross margin) reached 62.6% of sales for the three months ended November 30, 2014, compared to 62.2% for the same period last year.

In the first quarter of fiscal 2015, our gross margin was favorably affected by our product mix, including some software-intensive products with higher margins, compared to the same period last year.

In addition, in the first quarter of fiscal 2015, we recorded an inventory write-down of $933,000, compared to $1.2 million for the same period last year. This write-off had less of a negative impact on our gross margin (0.4%) when compared with the same period last year.

However, in the first quarter of fiscal 2015, we face increased pricing pressure compared to the same period last year, which had a negative impact on our gross margin year-over-year.

In addition, in the first quarter of fiscal 2015, we recorded in our sales foreign exchange losses of $292,000 on our forward exchange contracts, compared to $84,000 for the same period last year, which contributed to decreasing our gross margin by 0.2% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2014, selling and administrative expenses were $21.0 million, or 37.1% of sales, compared to $21.7 million, or 38.8% of sales for the same period last year.

In the first quarter of fiscal 2015, our selling and administrative expenses decreased due to tight control on expenses and to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these currency and we report our results in US dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended November 30, 2014, gross research and development expenses totaled $13.3 million, or 23.5% of sales, flat compared to $13.3 million, or 23.8% of sales for the same period last year.

In the first quarter of fiscal 2015, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar had a positive impact on our gross research and development expenses as a significant portion of these expenses are incurred in this currency and we report our results in US dollars.

Excluding the positive impact of the year-over-year increase of the average value of the US dollar compared to the Canadian dollar in the first quarter of fiscal 2015, inflation, salary increases, as well as a shift in the mix and timing of research and development projects slightly increased our gross research and development expenses compared to the same period last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended November 30, 2014, tax credits and grants for research and development activities were $1.7 million, or 12.4% of gross research and development expenses, compared to $2.0 million, or 15.2% of gross research and development expenses for the same period last year.

The decrease in our tax credits and grants in the first quarter of fiscal 2015, compared to the same period last year, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In the first quarter of fiscal 2015, the decrease in tax credits and grants as percentage of gross research and development expenses, compared to the same period last year, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended November 30, 2014, we recorded a foreign exchange gain of $2.0 million compared to $802,000 for the same period last year.

During the first quarter of fiscal 2015, the period-end value of the Canadian dollar decreased significantly versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $2.0 million during that period. In fact, the period-end value of the Canadian dollar decreased 5.1% versus the US dollar to CA$1.1440 = US$1.00 in the first quarter of fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar, the euro and the British pound, compared to the previous quarter, which resulted in a foreign exchange gain of $802,000 during that period. In fact, the period-end value of the Canadian dollar decreased 0.9% versus the US dollar to CA$1.0620 = US$1.00 in the first quarter of fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous quarter, decreased 3.3% versus the euro to CA$1.4420 = €1.00 in the first quarter of fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous quarter, and decreased 5.9% versus the British pound to CA$1.7353 = £1.00 in the first quarter of fiscal 2014, compared to CA$1.6323 = £1.00 at the end of the previous quarter.

Foreign-exchange-rate fluctuations also flow through the statement of earnings line items as a significant portion of our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the first quarter of fiscal 2015, compared to Canadian dollar and the euro year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the first quarter of fiscal 2015 increased 6.9% and 5.9% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES

For the three months ended November 30, 2014, we reported income tax expenses of $1.2 million on earnings before income taxes of $2.6 million. For the three months ended November 30, 2013, we reported income tax expenses of $948,000 on earnings before income taxes of $201,000. These situations mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 6 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at November 30, 2014, cash and short-term investments totaled $57.6 million, while our working capital was at $105.1 million. Our cash and short-term investments decreased $2.2 million in the first quarter of fiscal 2015, compared to the previous quarter. During the first quarter of fiscal 2015, we made cash payments of $754,000 for the purchase of capital assets and $853,000 for the redemption of share capital under our share repurchase program. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $2.5 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, during the first quarter of fiscal 2015, operating activities generated $1.9 million in cash.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase programs, namely our substantial issuer bid. As at November 30, 2014, cash balances included an amount of $37.8 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our substantial issuer bid and our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes and unused lines of credit of $20.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $1.9 million for the three months ended November 30, 2014, compared to $3.3 million for the same period last year.

Cash flows provided by operating activities in the first quarter of fiscal 2015 were attributable to the net earnings after items not affecting cash of $1.8 million, and the positive net change in non-cash operating items of $0.1 million; this was mainly due to the positive effect on cash of the $6.8 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. This positive effect on cash was mostly offset by the negative effect on cash of the $5.0 million increase in our accounts receivable due to the timing of sales during the quarter, the $1.2 million increase in our inventories to meet future demand, the $212,000 increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, as well as the $336,000 increase in our prepaid expenses due to time of payments during the quarter.

Cash flows provided by operating activities in the first quarter of fiscal 2014 were attributable to the net earnings after items not affecting cash of $938,000, and the positive net change in non-cash operating items of $2.4 million; this was mainly due to the positive effect on cash of the $5.5 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the $743,000 decrease in our income tax and tax credits recoverable due to tax credits recovered during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the $1.7 million increase in our accounts receivable due to the timing of sales during the quarter as well as the $2.3 million increase in our inventories to meet future demand.

Investing activities

Cash flows used by investing activities were $679,000 for the three months ended November 30, 2014, compared to $710,000 for the same period last year.

In the first quarter of fiscal 2014 and 2015, we paid $701,000 and $754,000 respectively for the purchase of capital assets.

Financing activities

Cash flows used by financing activities were $853,000 for the three months ended November 30, 2014, compared to cash flows provided of $106,000 for the same period last year.

In the first quarter of fiscal 2015, we redeemed share capital for a cash consideration of $853,000.

For the corresponding period last year, we received $106,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2014, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2014 to August 2015	$18,300,000	1.0748
September 2015 to August 2016	16,200,000	1.1001
September 2016 to August 2017	5,400,000	1.1160
September 2017	200,000	1.1306
Total	$40,100,000	1.0908

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

December 2014 to August 2015	$3,600,000	63.49

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 as at August 31, 2014 and $2.0 million as at November 30, 2014, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.144 = US$1.00 as at November 30, 2014.

SHARE CAPITAL

Share capital

As at January 7, 2015, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,582,933 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2014, our off-balance sheet arrangements consisted of letters of guarantee amounting to $400,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

STRUCTURED ENTITIES

As at November 30, 2014, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2014, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2014 and to our consolidated financial statements for the year ended August 31, 2014 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2015, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2014.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Three months ended November 30,
	2014	2013

IFRS net earnings (loss) for the period	$1,481	$(747)

Add (deduct):

Depreciation of property, plant and equipment	1,245	1,275
Amortization of intangible assets	1,098	1,182
Interest income	(217)	(27)
Income taxes	1,165	948
Stock-based compensation costs	400	463
Foreign exchange gain	(1,975)	(802)
Adjusted EBITDA for the period	$3,197	$2,292

Adjusted EBITDA in percentage of sales	5.6%	4.1%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2014	August 31, 2014	May 31, 2014	February 28, 2014

Sales	$56,724	$59,742	$63,882	$51,179
Cost of sales (1)	$21,237	$22,109	$23,469	$20,073
Net earnings (loss)	$1,481	$1,204	$1,665	$(1,339)
Basic and diluted net earnings (loss) per share	$0.02	$0.02	$0.03	$(0.02)

	Quarters ended
	November 30, 2013	August 31, 2013	May 31, 2013	February 28, 2013

Sales	$56,003	$60,888	$58,865	$62,576
Cost of sales (1)	$21,185	$22,574	$22,574	$23,664
Net earnings (loss)	$(747)	$3,802	$(862)	$39
Basic and diluted net earnings (loss) per share	$(0.01)	$0.06	$(0.01)	$0.00

(1)	The cost of sales is exclusive of depreciation and amortization.